SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. _____)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

39136T101

(CUSIP Number)

January 18, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 543524300	Page 2 of 5

(1)	NAME OF REPORTING PERSONS	Intel Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-1672743
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	(5) SOLE VOTING POWER	-0-
BENEFICIALLY OWNED BY	(6) SHARED VOTING POWER	2,144,511*
EACH REPORTING PERSON	(7) SOLE DISPOSITIVE POWER	-0-
WITH:	(8) SHARED DISPOSITIVE POWER	2,144,511*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,511 shares of Common Stock*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)	8.2%

(12)	Type of Reporting Person	CO

* See Item 4 below.

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CUSIP No. 543524300	Page 3 of 5

Item 1(a).	Name of Issuer:

ChinaCast Education Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 fl. Qiang Sheng Mansion

No. 145 Pu Jian Road, Pudong District

Shanghai, 211217, PRC

Item 2(a).	Name of Person Filing:

Intel Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

39136T101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned:

2,144,511

(b)	Percent of Class:

8.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

-0-

(ii)	Shared power to vote or direct the vote:

2,144,511

(iii)	Sole power to dispose or to direct the disposition of:

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CUSIP No. 543524300	Page 4 of 5

-0-

(iv)	Shared power to dispose or to direct the disposition of:

2,144,511

Intel Corporation (“Intel”) does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, Intel is deemed to own beneficially the shares of the Issuer owned by Intel Capital Corporation (formerly known as Intel Pacific, Inc.), a wholly-owned subsidiary or Intel (I.R.S. Identification No.: 77-0498401. Intel Capital Corporation owns 2,144,511 shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 543524300	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 12, 2007
INTEL CORPORATION
By:	/s/ Andy D. Bryant
Name:	Andy D. Bryant
Title:	Executive Vice President

Chief Financial and

Enterprise Services Officer